UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

AST SpaceMobile, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

00217D100

(CUSIP Number)

Eduardo L. Hernandez

c/o Cisneros Group of Companies

700 NW 1st Avenue, Suite 1700

Miami, Florida 33136

(305) 442-3405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00217D100	13D	Page 2 of 11 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesat LLC 30-1194772
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,132,541 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,132,541 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,132,541 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO (see Item 2)

(1)	Comprised of (i) 200,000 shares of the Issuer’s Class A Common Stock and (ii) 9,932,541 common units (the “AST OpCo Common Units”) of AST & Science, LLC (“AST OpCo”). In addition, the Reporting Persons beneficially own 9,932,541 shares of Class B Common Stock of the Issuer (the “Class B Common Stock”). Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. From and after April 6, 2022, the Reporting Persons may redeem or exchange one AST OpCo Common Unit for one share of Class A Common Stock or, under certain circumstances, a cash payment based on the value of the Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would also forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

The other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties. See Item 2.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume (i) 51,729,704 shares of Class A Common Stock outstanding as of April 6, 2021, as reported on Form 8-K filed by the Issuer (as defined below) on April 12, 2021 (the “8-K”), and (ii) the 9,932,541 shares of Class A Common Stock that Invesat LLC is eligible to convert its AST OpCo Common Units into as discussed in this Schedule 13D are issued and outstanding.

CUSIP No. 00217D100	13D	Page 3 of 11 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gustavo A. Cisneros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Venezuela
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,242,651 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,242,651 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,242,651 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Comprised of (i) 200,000 shares of the Issuer’s Class A Common Stock, (ii) 9,932,541 AST OpCo Common Units, (iii) 64,740 shares of the Issuer’s Class A Common Stock held by Acklinton Investments LLC (“Acklinton”), a company indirectly owned through, and controlled by, the 2014 Scesaplana I Trust, a revocable trust established by Gustavo A. Cisneros for the benefit of the family of Gustavo A. Cisneros (the “Trust”), (iv) 32,370 Warrants (as defined below) held directly by Acklinton, each of which is exercisable for one share of Class A Common Stock at a strike price of $11.50 per share and (v) 130 call option contracts (the “Call Option Contracts”) held directly by Acklinton, each of which is exercisable for 100 shares of Class A Common Stock at a strike price of $20 per share and with an expiration date of August 20, 2021. In addition, the Reporting Persons beneficially own 9,932,541 shares of Class B Common Stock. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. From and after April 6, 2022, the Reporting Persons may redeem or exchange one Common Unit for one share of Class A Common Stock or, under certain circumstances, a cash payment based on the value of the Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would also forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

The other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties. See Item 2.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume (i) 51,729,704 shares of Class A Common Stock outstanding as of April 6, 2021, as reported on the 8-K, (ii) the 9,932,541 shares of Class A Common Stock that Invesat LLC is eligible to convert its AST OpCo Common Units into as discussed in this Schedule 13D are issued and outstanding, (iii) all shares underlying the Warrants (as defined below) to purchase 32,370 shares of Class A Common Stock have been exercised and are outstanding and (iv) 13,000 shares of Class A Common Stock underlying the Call Option Contracts are outstanding.

CUSIP No. 00217D100	13D	Page 4 of 11 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adriana Cisneros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,140,941 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,140,941 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,140,941 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Comprised of (i) 200,000 shares of the Issuer’s Class A Common Stock, (ii) 9,932,541 AST OpCo Common Units, (iii) 5,600 shares of the Issuer’s Class A Common Stock held directly by Ms. Cisneros’s spouse Nicholas Griffin and (iv) 2,800 Warrants (as defined below) held directly by Ms. Cisneros’s spouse Nicholas Griffin, each of which is exercisable for one share of Class A Common Stock at a strike price of $11.50 per share. In addition, the Reporting Persons beneficially own 9,932,541 shares of Class B Common Stock. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. From and after April 6, 2022, the Reporting Persons may redeem or exchange one Common Unit for one share of Class A Common Stock or, under certain circumstances, a cash payment based on the value of the Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would also forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

The other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties. See Item 2.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume (i) 51,729,704 shares of Class A Common Stock outstanding as of April 6, 2021, as reported on the 8-K, (ii) the 9,932,541 shares of Class A Common Stock that Invesat LLC is eligible to convert its AST OpCo Common Units into as discussed in this Schedule 13D are issued and outstanding, and (iii) all shares underlying the Warrants (as defined below) to purchase 2,800 shares of Class A Common Stock have been exercised and are outstanding.

CUSIP No. 00217D100	13D	Page 5 of 11 pages

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of AST SpaceMobile, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas 79706. Prior to the Business Combination (as defined below), the Issuer was known as New Providence Acquisition Corp. (“NPA”).

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Invesat LLC, a Delaware limited liability company (“Invesat”);

(ii)	Gustavo A. Cisneros (“Mr. Cisneros”); and

(iii)	Adriana Cisneros (“Ms. Cisneros”).

The agreement amongst the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

The Reporting Persons

Invesat’s business address is c/o Cisneros Group of Companies, 700 NW 1st Avenue, Suite 1700, Miami, Florida 33136. Attached as Schedule I hereto and incorporated herein by reference is a list containing (a) the name, (b) the citizenship, (c) present principal occupation or employment and (d) name, principal business address of any corporation or other organization in which such employment is conducted, of each director and officer of Invesat.

Mr. Cisneros is a citizen of Venezuela and the Chairman of Cisneros. The address of the principal office of Mr. Cisneros is c/o Cisneros Group of Companies, 700 NW 1st Avenue, Suite 1700, Miami, Florida 33136.

Ms. Cisneros, daughter of Mr. Cisneros, is a citizen of the United States of America. Ms. Cisneros is the President of Invesat, a member of the board of directors of AST & Science, LLC, a Delaware limited liability company (“AST OpCo”), and a member of the board of directors of the Issuer. The business address of Ms. Cisneros is c/o Cisneros Group of Companies, 700 NW 1st Avenue, Suite 1700, Miami, Florida 33136.

The Reporting Persons, Vodafone Ventures Limited (“Vodafone”), Rakuten Mobile USA Service Inc. (“Rakuten”), ATC TRS II LLC (“American Tower”), Abel Avellan and New Providence Management LLC (“NPA Sponsor” and together with the Reporting Persons, Vodafone, Rakuten, American Tower and Abel Avellan, the “Stockholder Parties”) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the Stockholder Parties, other than the Reporting Persons, are not the subject of this Schedule 13D and accordingly, none of the other Stockholder Parties is included as a reporting person. For a description of the relationship between the Reporting Persons and the other Stockholder Parties, see Item 4 below.

During the past five years none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Schedule I, has been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 00217D100	13D	Page 6 of 11 pages

Item 3.	Source and Amount of Funds or Other Considerations

The information set forth or incorporated by reference in Item 4, Item 5 and Item 6 is incorporated by reference into this Item 3.

Funds for the purchase by the Reporting Persons of the shares of Class A Common Stock and other registered securities of the Issuer reported herein were derived from cash on hand.

Item 4.	Purpose of Transaction

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

Business Combination

On April 6, 2021 (the “Closing Date”), pursuant to an equity purchase agreement (the “Equity Purchase Agreement”), dated as of December 15, 2020, by and among NPA, AST OpCo, NPA Sponsor, Tom Severson, Invesat, Vodafone, American Tower, Rakuten Mobile Singapore PTE. LTD, Samsung Next Fund LLC (“Samsung”) and Abel Avellan (together with Mr. Severson, Invesat, Vodafone, American Tower, Rakuten Mobile Singapore PTE. LTD and Samsung, the “Existing Equityholders”), as a representative of the Existing Equityholders, NPA reorganized as an umbrella partnership-C corporation structure, in which substantially all of the operating assets of AST OpCo’s business are held by AST OpCo, and NPA’s only asset is its equity interest in AST OpCo (collectively with all the transactions contemplated by the Equity Purchase Agreement, the “Business Combination”).

The foregoing description of the Equity Purchase Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Equity Purchase Agreement, a copy of which is included as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Subscription Agreement

On December 15, 2020, Invesat entered into a subscription agreement (the “Subscription Agreement”) with NPA, pursuant to which Invesat purchased 200,000 shares of Class A Common Stock at a price of $10.00 per share and an aggregate purchase price of $2,000,000 on the Closing Date as an investor in the private investment in public equity investment in the Issuer (the “PIPE”). The Subscription Agreement requires that the Issuer file a registration statement providing for resales of the securities purchased in the PIPE within 30 days of the Closing Date.

The foregoing description of the Subscription Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Subscription Agreement, a copy of which is included as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

A&R Operating Agreement

In connection with the closing of the Business Combination, the Issuer, the Existing Equityholders and AST OpCo entered into a Fifth Amended and Restated Limited Liability Company Operating Agreement of AST OpCo (the “A&R Operating Agreement”), which, among other things (i) appointed the Issuer as the managing member of AST OpCo and (ii) restructured the capitalization of AST OpCo to, among other things, authorize the issuance of certain AST OpCo Common Units to the Issuer.

Upon consummation of the Business Combination, Invesat’s then-existing common units in AST OpCo were reclassified and reissued by AST OpCo into new AST OpCo Common Units on a 1-to-14.50149869 basis and Invesat received an equivalent number of non-economic Class B Common Stock.

CUSIP No. 00217D100	13D	Page 7 of 11 pages

As a result of the Business Combination, as of the Closing Date, Invesat holds 9,932,541 AST OpCo Common Units,1 9,932,541 shares of the Issuer’s Class B Common Stock and 319,033 vested incentive equity options of AST OpCo (the “AST Incentive Equity Options”), which are subject to the terms of the AST 2019 Equity Incentive Plan and the applicable award agreement evidencing such AST Incentive Equity Options and the terms and conditions of the A&R Operating Agreement. The AST Incentive Equity Options are exercisable for “Incentive Equity Units” of AST OpCo, each of which is then redeemable for one share of Class A Common Stock on or after April 6, 2023, subject to the Issuer’s discretion (in its capacity as the managing member of AST OpCo) to allow Invesat LLC to exchange such securities for AST OpCo Common Units at an earlier time. The Issuer has agreed, in its capacity as the managing member of AST OpCo, to allow Invesat to exchange its AST Incentive Equity Options for AST OpCo Common Units following April 6, 2022.

Ms. Cisneros holds 326,211 vested AST Incentive Equity Options. Each vested AST Incentive Equity Option is redeemable for one “Incentive Equity Unit” of AST OpCo, which is further redeemable for one share of Class A Common Stock, on April 6, 2023, subject to the Issuer’s discretion (in its capacity as the managing member of AST OpCo) to allow Ms. Cisneros to exchange such securities for AST OpCo Common Units at an earlier time. Ms. Cisneros additionally holds 398,863 unvested AST Incentive Equity Options, each of which is exercisable for one “Incentive Equity Unit” of AST OpCo, which is further redeemable for one share of Class A Common Stock on the later of (x) April 6, 2023 and (y) the six-month anniversary of the date on which the AST Incentive Equity Options vest, subject to the Issuer’s discretion (in its capacity as the managing member of AST OpCo) to allow Ms. Cisneros to exchange such securities for Incentive Equity Units of AST OpCo at an earlier time. The unvested AST Incentive Equity Options vest and become exercisable with respect to 20% of the underlying Incentive Equity Units of AST OpCo on November 5, 2019 and the remaining portion will vest and become exercisable in 48 equal monthly installments thereafter. Each AST Incentive Equity Option will continue to be subject to the terms of the AST Incentive Plan and the applicable award agreement evidencing such AST Incentive Equity Option, and will further be subject in all respects to the terms and conditions of the A&R Operating Agreement.

The A&R Operating Agreement and Amended and Restated Certificate of Incorporation of the Issuer prohibit transfers of AST OpCo Common Units and shares of Class B Common Stock, subject to certain exceptions. From and after April 6, 2022, the Reporting Persons may redeem or exchange one common unit of AST OpCo for one share of Class A Common Stock or, at the election of the Issuer (in its capacity as the managing member of AST OpCo), a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer (provided that the amount of any cash settlement is limited to the net proceeds from any issuance of shares of Class A Common Stock for the purpose of satisfying such settlement).

The foregoing description of the A&R Operating Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the A&R Operating Agreement, a copy of which is included as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

1 The AST OpCo Common Units are convertible, on a one-for-one basis, into shares of Class A Common Stock at any time on or following April 6, 2022.

CUSIP No. 00217D100	13D	Page 8 of 11 pages

Stockholders’ Agreement

In connection with the closing of the Business Combination, the Issuer and the Stockholder Parties entered into a stockholders’ agreement (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, among other things, the Stockholder Parties agreed to vote all securities of the Issuer that may be voted in the election of the Issuer’s board of directors (the “Board”) held by each in accordance with the provisions of the Stockholders’ Agreement. As of the Closing Date, the Board initially consisted of 13 directors, with two director seats being vacant, which Abel Avellan may fill at any time. The Stockholder Parties have the right to nominate directors as follows: (i) Abel Avellan has the right to nominate seven members to the Board, including the two initial vacancies which Abel Avellan has the right to fill, (ii) Invesat, Vodafone, NPA Sponsor and American Tower each have the right to nominate one member to the Board, and (iii) Rakuten has the right to nominate two members to the Board. The Stockholder Parties each respectively agreed, among other things, to vote for each of the foregoing nominees and to take all necessary action to cause Abel Avellan to be the chairperson of the Board. Moreover, each of the Stockholder Parties agreed until the Sunset Date (as defined therein) (i) to take all necessary action reasonably available within their power, including casting all votes to which such Stockholder Party is entitled in respect of its Voting Shares (as defined therein), whether at any annual or special meeting, by written consent or otherwise, so as to vote its Voting Shares on all matters submitted to the stockholders of the Issuer in accordance with the recommendation of the Board and (ii) not to grant, or enter into a binding agreement with respect to, any proxy to any person in respect of such party’s equity securities of the Issuer that would prohibit such party from casting such votes in accordance with the foregoing provision.  Additionally, the Stockholders’ Agreement prohibits Invesat and the other Stockholder Parties from transferring AST OpCo Common Units received in connection with the Business Combination on the Closing Date prior to April 6, 2022, subject to certain exceptions.

Invesat and its permitted transferees will no longer be entitled to nominate a director to the Board if they (i) collectively, at any point after the Closing Date, do not hold at least five percent of the outstanding Class A Common Stock (assuming the exchange of all AST OpCo Common Units for shares of Class A Common Stock), (ii) become a Competitor (as defined in the Stockholders’ Agreement, a “Competitor”) of the Issuer, (iii) initiate a legal proceeding against the Issuer or a member of the Board or (iv) obtain the right to appoint a member or observer to the board (or similar governing body) of any Competitor of the Issuer.

The foregoing description of the Stockholders’ Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Stockholders’ Agreement, a copy of which is included as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the Business Combination, the Issuer, the Stockholder Parties, Samsung and Tom Severson entered into a registration rights agreement (the “Registration Rights Agreement”). Subject to the terms and conditions of the Registration Rights Agreement, Invesat is entitled to demand registration rights and piggyback registration rights.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is included as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders’ Agreement and the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, in their positions as securityholders of the Issuer and in her position as a member of the Board of the Issuer, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

CUSIP No. 00217D100	13D	Page 9 of 11 pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b)

Invesat

Invesat directly holds (i) 200,000 shares of Class A Common Stock of the Issuer, (ii) 9,932,541 AST OpCo Common Units, and (iii) 319,033 vested AST Incentive Equity Options, each of which is exercisable for one share of Class A Common Stock on the 24-month anniversary of the Closing Date, subject to the Issuer’s discretion (in its capacity as the managing member of AST OpCo) to allow Invesat to exchange such incentive equity options for AST OpCo Common Units, prior to such date. The Issuer (in its capacity as the managing member of AST OpCo) has agreed to exercise its discretion to allow Invesat to exchange such AST Incentive Equity Options at any time following the twelve-month anniversary of the transactions contemplated by the Equity Purchase Agreement.

Invesat’s AST OpCo Common Units, which do not expire, may be redeemed by Invesat at any time on or after April 6, 2022, for shares of Class A Common Stock on a one-to-one basis. Each AST Incentive Equity Option will continue to be subject to the terms of the AST 2019 Equity Incentive Plan (the “AST Incentive Plan”) and the applicable award agreement evidencing such AST Incentive Equity Option, and will further be subject in all respects to the terms and conditions of the A&R Operating Agreement.

Mr. Cisneros

The securities held directly by Invesat, as described above in this Item 5, and by Acklinton Investments LLC, as described below, are held indirectly by Mr. Cisneros through the 2014 Scesaplana I Trust, a revocable trust established for the benefit of the family of Mr. Cisneros (the “Trust”) by Mr. Cisneros, who is the ultimate control person of Invesat. Mr. Cisneros is the settlor of the Trust, has the right to revoke the Trust without the consent of another person and has shared investment and dispositive power over the Issuer’s securities held by the Trust.

On January 4, 2021, Acklinton Investments LLC, a Delaware limited liability company (“Acklinton”), purchased 45,900 units of New Providence Acquisition Corp. (“NPA Units”) at a price of $13.07 per NPA Unit. On January 29, 2021, Acklinton purchased 18,840 NPA Units at a price of $13.53 per NPA Unit. Each NPA Unit consists of one share of Class A Common Stock and one-half of one warrant to purchase one share of Class A Common Stock (each whole warrant, a “Warrant”), for a total of 64,740 shares of Class A Common Stock and 32,370 Warrants. Each Warrant is exercisable at an exercise price of $11.50 per share, subject to certain anti-dilution adjustments. The Warrants will become exercisable 30 days after the Closing Date and will expire five years after the Closing Date or earlier upon redemption or liquidation, as described under the heading “The Offering--Redeemable Warrants” in the Issuer's Registration Statement on Form S-1 (File No. 333-233449) filed with the Securities and Exchange Commission on September 12, 2019 (the “Registration Statement”).

CUSIP No. 00217D100	13D	Page 10 of 11 pages

On February 12, 2021, Acklinton further purchased call option contracts to purchase from the Issuer up to 13,000 shares of Class A Common Stock at a strike price of $20 per share, for an aggregate purchase price of $107,120. Such call option contracts expire on August 20, 2021.

Ms. Cisneros

Ms. Cisneros directly holds 326,211 vested AST Incentive Equity Options, each of which is exercisable for one “Incentive Equity Unit” of AST OpCo, and each of which is further redeemable for one share of Class A Common Stock on the 24-month anniversary of the Closing Date, subject to the Issuer’s discretion to allow Ms. Cisneros to exchange such securities for AST OpCo Common Units at an earlier time. Ms. Cisneros additionally directly holds 398,863 unvested AST Incentive Equity Options, each of which is exercisable for Incentive Equity Units of AST OpCo, and each of which is then redeemable for one share of Class A Common Stock on the later of (x) the 24-month anniversary of the Closing Date and (y) the six-month anniversary of the date on which the incentive equity options vest, subject to the Issuer’s discretion to allow Ms. Cisneros to exchange such securities for AST OpCo Common Units at an earlier time. The unvested AST Incentive Equity Options vest and become exercisable with respect to 20% of the underlying AST OpCo Common Units on November 5, 2019 and the remaining portion will vest and become exercisable in 48 equal monthly installments thereafter. Each AST Incentive Equity Option will continue to be subject to the terms of the AST Incentive Plan and the applicable award agreement evidencing such AST Incentive Equity Option, and will further be subject in all respects to the terms and conditions of the A&R Operating Agreement.

Additionally, Ms. Cisneros may be deemed to beneficially own the securities of the Issuer held by Invesat as described above in this Item 5 in her capacity as President of Invesat. Ms. Cisneros expressly disclaims beneficial ownership of the securities of the Issuer held by Invesat. As of the date of this Schedule 13D, Ms. Cisneros may be deemed to beneficially own 5,600 shares of Class A Common Stock and 2,800 Warrants, which are held by her spouse Nicholas Griffin (“Mr. Griffin”), who purchased such securities prior to the Business Combination in two lots: (i) 2,400 NPA Units, purchased on December 16, 2020 at a price of $10.80 per NPA Unit, for a total of 2,400 shares of Class A Common Stock and 1,200 Warrants and (ii) 3,200 NPA Units, purchased on January 14, 2021 for a purchase price of $15.82 per NPA Unit, for a total of 3,200 shares of Class A Common Stock and 1,600 Warrants. Ms. Cisneros expressly disclaims beneficial ownership of the securities of the Issuer held by Mr. Griffin.

As discussed in Item 2 above, the other Stockholder Parties are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(c)

During the past 60 days, Mr. Griffin engaged in the following transaction in the class of securities reported: the sale of 30 NPA Units on March 29, 2021 at a price of $12.51 per NPA Unit. Except as described in this Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)

None.

(e)

Not applicable.

CUSIP No. 00217D100	13D	Page 11 of 11 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Equity Purchase Agreement, dated as of December 15, 2020, by and among AST & Science, LLC, New Providence Acquisition Corp., New Providence Management LLC, the AST Existing Equityholder Representative and the AST Existing Equityholders listed on Annex A thereto (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2020).

Exhibit 99.3	Stockholders’ Agreement, dated as of April 5, 2021, by and among the Issuer, Abel Avellan, Invesat LLC, Vodafone Ventures Limited, Rakuten Mobile USA Service Inc., ATC TRS II LLC and New Providence Management LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

Exhibit 99.4	Fifth Amended and Restated Operating Agreement of AST & Science, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

Exhibit 99.5	Form of Subscription Agreement, dated as of December 15, 2020, by and between New Providence Acquisition Corp. and Invesat LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2020).

Exhibit 99.6	Registration Rights Agreement, dated as of April 5, 2021, by and among AST SpaceMobile, Inc., Abel Avellan, Tom Severson, Invesat LLC, Vodafone Ventures Limited, Rakuten Mobile USA Service Inc., ATC TRS II LLC, Samsung Next Fund LLC and New Providence Management LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 16, 2021	INVESAT LLC

By:	/s/ Adriana Cisneros
Name:	Adriana Cisneros
Title:	President

Date: April 16, 2021	/s/ Gustavo A. Cisneros
Gustavo A. Cisneros

Date: April 16, 2021	/s/ Adriana Cisneros
Adriana Cisneros

SCHEDULE I

Set forth below is the name, position and present principal occupation of the directors and officers of Invesat LLC. The business address of each of such persons is c/o Cisneros Group of Companies, 700 NW 1st Avenue, Suite 1700, Miami, Florida 33136.

Name	Citizenship	Principal Occupation or Employment
Adriana Cisneros	United States of America	President and Director
Ariel Prat	Venezuela	Director and Treasurer
Miguel Dvorak	United States of America	Director and Secretary